FORM 1-K

SEMIANNUAL REPORT

For the Period ended June 30, 2023

For

Apis Cor Inc.

A Delaware Corporation

Commission File Number: 024-11666

CONTACT INFORMATION :

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

Phone: (347) 404-1481

Item 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of January 1, 2023 through June 30, 2023. The following balance sheets were prepared by the Company.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular which received Notice of Qualification under Regulation A+ from the Securities Exchange Commission on December 27, 2021 (“Regulation A+ Offering”).

The following discussion of our financial condition and results of our operations should be read in conjunction with our financial statements and related notes appearing in in this semi-annual report and our annual report filed on Form 1-K with the Securities and Exchange Commission. The financial statements included in this filing are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Overview

Apis Cor Inc. (“the Company”) was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the “Technology” or “Structural 3D Printing Technology”).

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three- dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Cor is bringing 3D printing to building structures. Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The intention of the Company is to provide advanced Structural 3D Printing Technology and durable 3D Printing Materials to developers and homebuilders to reduce the costs of building. Thus enabling construction companies to decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

During the interim period (January 1, 2023 through June 30, 2023) the Company has engaged in sales of its Structural 3D Printing Technology. The current sale price for the Structural 3D Printer and Mixer is $650,000 for both units.

The Company engages in the manufacture and sales of proprietary 3D Printing Materials. The Company does not contractually require customers to purchase the Company’s proprietary 3D Printing Materials. If a customer uses non-Apis Cor proprietary 3D Printing Materials with Structural 3D Printer and the Mixer, the warranty provided by the Company is partially voided with respect to parts that touch the concrete flow process within the Structural 3D Printer and Mixer in the event a machine malfunctions or breaks. Furthermore, in the event the warranty is breached for use of non-Company 3D Printing Materials, the Company will charge the relevant customer for repair of the purchased parts and maintenance.

The Company is in the process of establishing the first in-house 3D Printing Materials manufacturing plants. The Company has engaged third-party manufacturers for its proprietary 3D Printing Materials. The Company maintains stringent intellectual property controls through contracts with these third-party manufacturers. After development of the Company’s 3D Printing Materials manufacturing facilities, in the event the Company cannot maintain manufacturing capacity of the 3D Printing Materials for the current customer contracts, the Company has the option to use these third-party manufacturers to cover demand shortfalls.

Structure of the Sales contracts:

The sales contract for the Structural 3D Printer and Mixer is structured in the following way:

The customer is required to pay a deposit for the Structural 3D Printer and Mixer. After the down payment is received, the Company will begin building the Structural 3D Printer and Mixer. In the event there is a balance after the down payment, the balance owed to the Company will be paid in installments. The payment/installment schedule is variable for each customer as negotiated between the customer and the Company. The Structural 3D Printer and Mixer will not be released to the customer until the full balance is paid. Apis Cor can terminate at any time prior to delivery. In the event of termination, the Company will return 100% of funds paid to the Company.

Active Contracts

Sale of Structural 3D Priner and Mixer to South Dakota Developer

On May 3, 2023, the Company executed a sales Contract with a real estate developer in South Dakota. As of September 25, 2023 the Company has received full payment for the Structural 3D Printer and Mixer.

Sale of Structural 3D Priner and Mixer to Ontario, Canada Developer

On March 8, 2023, the Company executed a sales Contract with a real estate developer in Ontario, Canada. As of September 25, 2023, the Company has received a down payment for the Structural 3D Printer and Mixer.

Home in Melbourne, FL

The Company’s wholly owned subsidiary, Apis Cor Construction LLC, has been engaged as a sub-contractor for the wall construction of a single-family residential building in Melbourne, FL. Construction on the house has not begun as of September 25, 2023, pending the completion of the permitting process by the general contractor with the relevant authorities.

The owner of the property has granted to Apis Cor a six month lease with full access to the house to provide Apis Cor with the ability to use the house as a model home for its business purposes.

Products and Services

The Company’s products and services derive directly from the 3D printing process which enables real estate developers and the construction industry, just like others in the manufacturing sector, the following benefits:

(1) Increased productivity and fast construction process;

(2)  Better and consistent quality including a drastic reduction of human error which cuts cost of fixing errors and post- finishing work;

(3)  Significant reduction of reliance on human labor on job sites resulting an unprecedented ability to scale the development process;

(4)  Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5) Marked reduction in the cost of construction through cutting the need for human labor costs.

Principal Market and Distribution of the Company’s Products and Services

The Company has adopted an equipment sale strategy with respect to the Structural 3D Printers and Mixers, and a material sale strategy with respect to the 3D Printing Material(s). In addition to this sales-based revenue stream, the Company will provide technical assistance and customer support for its customers.

The Company plans to distribute the “Apis Cor University” training and promotional materials through its website. The Company does intend to generate significant revenues from Apis Cor University. Apis Cor University is still active and generated revenues of $8,142 in the period of January 1, 2023 through June 30, 2023.

Competitive Advantages

There are a handful of companies with a strong presence and positive track record in the 3D printing construction market. However, most of these competitors use bulky equipment and expensive methods. Because of this, the competitors do not provide a service that achieves significant cost savings relative to traditional construction.

Apis Cor’s advantage is the unique design of the Structural 3D Printers and Mixers which feature true mobility and compact dimensions resulting in the Technology being easy to use and very scalable. The mobility of the equipment allows the Technology to print houses of any square footage, as the Structural 3D Printers can be easily moved along a whole construction area. No other current 3D printing construction technology matches this capability.

The Company’s Technology is protected with four granted patents and multiple patent applications. We also have advanced material which was successfully used in different climate zones - Dubai, Boca Chica TX, Missouri and for NASA competition which set the highest bar for material quality, durability and physical properties.

Status of Products

The Company has announced its products to the public through the Company website (www.apis-cor.com). All the Technologies are in the production stage, but the Company still engages in internal research and development for the next version of the Company’s Products.

New 3D Mixer

The Company began selling a new version of the 3D Mixer during the interim period. This new version of the 3D Mixer is named “Gary 2.0”. This is the sole mixer being sold by the Company as of June 30, 2023.

Gary 2.0 provides for a significant competitive advantage due to the increased efficiency and continuity it brings to the mixing and extrusion process.

New Manufacturing Facility

On September 21, 2023, Company entered into a lease in Melbourne, FL for an additional 7,000 sqft. manufacturing facility for the manufacturing of the Structural 3D Printing Technology, including the 3D Printers and 3D Mixers, and as a pilot batch plant for the 3D Printing Materials.

Results of Operations

Total revenue for the six months ended June 30, 2023 and 2022, respectively, was $8,142 and $9,030. Customer deposits for future sales as of June 30, 2023 and 2022 was approximately $513,000 and $84,000, respectively.

The following summarizes the Company’s major sources of revenue:

3D Printing Equipment

3D printing equipment includes proprietary Structural 3D Printers and Mixers comprised of proprietary mixing and pump machines. By means of the Company’s equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold though the Company. The revenue is typically earned upon delivery and the customer takes control of the equipment.

Revenue from 3D printing equipment sales for the six months ended June 30, 2023 and 2022, respectively, was $0. As of April 2023, the Company has developed the initial commercial version of the Structural 3D Printers and Mixers and has begun sales to customers. Customer deposits for future reservations and 3D printing equipment sales was approximately $464,000 and $32,000 at June 30, 2023 and 2022, respectively.

3D Printed Structures

These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. There were no 3D structures printed during the six months ended June 30, 2023 and 2022, respectively. Customer deposits for future reservations and 3D printed structures was approximately $29,000 and $52,000 at June 30, 2023 and 2022, respectively.

Training Programs

The Company has developed 3D printing training programs offered in on-demand downloads and live seminar formats. Total revenue from training programs for the six months ended June 30, 2023 and 2022, respectively, was $8,142 and $22,473. Customer deposits for live training programs was approximately $21,000 and $22,000 at June 30, 2023 and 2022, respectively.

Operating Expenses

The Company classifies its operating expenses as payroll and related expenses, research and development, advertising and marketing, professional fees, facilities and maintenance expense, and other operating expenses (other general and administrative, depreciation, and travel and entertainment).

Payroll and Related Expenses for the six months ended June 30, 2023 and 2022 was $455,943 and $149,083, respectively. The increase in expense is primarily attributable to hiring additional staff as needed to optimize and support product offerings, manufacturing infrastructure and business development. Future increases are anticipated as we continue to increase product offerings and expand production capabilities.

Research and Development costs for the six months ended June 30, 2023 and 2022 was $210,647 and $59,179, respectively. The increase in expense is primarily attributable to the Company’s concentration in the six months ended June 30, 2022 on the launch of its Regulation A+ offering effective December 27, 2021. As of April 2023, the Company completed development of the initial commercial version of the Structural 3D Printers and Mixers and has begun offering its equipment for sale. As a result, Research and Development will be budgeted at relatively lower costs as the Company is committed to a continuous improvement program for its Technologies and products. Research and development expenses have historically consisted primarily of salaries, materials, tooling, shipping costs, manufacturing costs, and testing costs to design, develop, and test the Technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

Advertising and Marketing costs for the six months ended June 30, 2023 and 2022 was $129,111 and $161,730, respectively. The decrease in expense is primarily attributable to the Company’s concentration of efforts during the six months ended June 30, 2022 on the launch of its Regulation A+ offering effective December 27, 2021.

Other General and Administrative costs for the six months ended June 30, 2023 and 2022 was $94,671 and $57,273, respectively. The increase in expense is primarily attributable to recruiting fees and computer related expenses to support the Company’s growth and expansion.

Professional Fees for the six months ended June 30, 2023 and 2022 was $75,355 and $238,945, respectively. The decrease in expense is primarily attributable to efforts during the six months ended June 30, 2022 for development and implementation of the corporate infrastructure, including compliance and contractual agreements, and process development and controls among others.

Facility and Maintenance costs for the six months ended June 30, 2023 and 2022 was $75,247 and $87,039, respectively. This decrease is primarily attributable to the closing of the temporary showroom in 2022 offset, in part, by a new lease entered in April 2023 to expand its manufacturing and warehouse space to optimize and support its manufacturing infrastructure as the Company has begun offering its Technologies for sale to customers.

Net Loss from Operating Activities

As a result of the foregoing, the Company’s Net Loss for the six months ended June 30, 2023 and 2022 was $1,104,282 and $766,357, respectively. The increase in Net Loss from Operating Activities is primarily attributable to increased Payroll and Related Expenses, and Research and Development costs offset, in part, by decreased Professional Fees.

During the six months ended June 30, 2023, the Company has developed the initial commercial version of the Structural 3D Printers and Mixers and has begun sales to customers. The Company has also focused on implementation of its manufacturing infrastructure. During the six months ended June 30, 2022, the Company’s concentration of efforts was on expanding its brand recognition following the launch of its Regulation A+ offering effective December 27, 2021, as well as development and implementation of the corporate infrastructure, including compliance and contractual agreements, and process development and controls.

Liquidity and Capital Resources

Cash and Working Capital

As of June 30, 2023, the Company’s cash on-hand was $239,896 compared to $480,985 at December 31, 2022. The Company had a working capital deficit at June 30, 2023 of $362,705 compared to working capital of $261,472 at December 31, 2022. The additional working capital deficit was primarily attributable to an increase of $428,861 in customer deposits for future sales and a decrease in cash on hand of $241,089 primarily due to investments in production equipment.

The Company has developed the initial commercial version of the Structural 3D Printers and Mixers and has begun sales to customers as of the date of the filing of this Form 1-SA, however, the Company will devote time and proceeds to expand manufacturing capabilities, including minor alterations of the Technologies and research and development to achieve manufacturing scaling and efficiency. The Company will also continue research and development and product development activities for the underlying Technologies. This research and development process will continue through the life of the Company, but the ratio of funds devoted to research and development will decrease as funds devoted to marketing, manufacturing, and scaling activities increase. This will require a material investment of the proceeds and Company assets to achieve the intended scaling capacity. Therefore, the Company plans to continue to raise equity capital through the sale of its securities. (See Equity Offerings). Absent additional capital, the Company may have to significantly reduce, delay, scale back or discontinue further development of its Technologies and patents and expansion of its capabilities or discontinue operations completely.

Cash Flows from Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 and 2022, respectively, was $745,553 and

$673,387.

During the six months ended June 30, 2023, operating activities were concentrated on the Company’s completion of the initial commercial version of the Structural 3D Printers and Mixers and implementation of its manufacturing infrastructure. The Company has begun offering its equipment for sale as of April 2023 and has received customer deposits for future sales. While during the six months ended June 30, 2022, the Company’s concentration of efforts was on expanding its brand recognition following the launch of its Regulation A+ offering effective December 27, 2021 as well as development and implementation of the corporate infrastructure, including compliance and contractual agreements, and process development and controls.

Cash Flows from Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023 and 2022, respectively, was $448,959 and $117,266. Net cash used in investing activities was primarily comprised of the purchase of production equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2023 and 2022, respectively, was $953,423 and $885,667. Net cash provided by financing activities is primarily comprised of proceeds of sale of Common Stock less offering costs to sell and proceeds from equipment loans payable.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a right of use (“ROU”) asset and lease liability in the balance sheet for all leases, including operating leases, with terms of more than twelve months. The Company adopted the standard effective January, 1 2022, resulting in the recording of a ROU which is reflected on the Balance Sheets at June 30, 2023 and 2022 included herein and did not have a material impact on the Statements of Operations or Statements of Cash Flows. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption. Our significant accounting policies are more fully described in the notes to our financial statements included herein for the six months ended June 30, 2023.

Debt and Equity Offerings

SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any.

As of June 30, 2022, the Company had raised $1,930,000 through these SAFE contracts.

Effective September 1, 2022, the SAFE’s converted under its Equity Financing terms (see Note G in attached financial statements). The Company had raised $2,930,000 through these SAFE contracts and issued 30,585,060 shares of Preferred Stock related to conversion of the SAFEs.

Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the “Notes”). Upon conversion, these shareholders would have the same rights as any other common shareholder or preferred shareholder, if any.

As of June 30, 2022 the Company had raised $169,800 through these convertible notes. Effective September 1, 2022, the Notes converted under its Qualified Financing terms (see Note H in attached financial statements). The Company issued 2,762,172 shares of Preferred Stock and 1,112,062 of Common Stock related to conversion of the total principal and accrued interest of $176,609 from Convertible Notes Payable.

Regulation A+ Offering

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the “Regulation A+ Offering”). The Regulation A+ Offering permits the Company to offer and sell 35,000,000 Shares of Common Stock at a price of

$1.00 per share, or $35,000,000 in total, to accredited investors. All Shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this Regulation A+ Offering. There is presently no public market for the Company’s securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales.

As of June 30, 2023 and 2022, respectively, the Company issued 1,171,827 and 1,028,227 Shares of Common Stock at a purchase price of $1 per share. Subsequent to the date of the balance sheet, the Company has not issued additional Shares through this offering.

Regulation Crowdfunding

As of September 1, 2022, the Company has initiated a raise of additional funds through Regulation Crowdfunding with a funding goal of $5,000,000. As of June 30, 2023, the Company issued 1,321,617 Shares of Common Stock at a purchase price of $1 per share with gross proceeds of $1,204,514. Subsequent to the date of the balance sheet, the Company issued an additional 373,494 Shares with gross proceeds of $347,447 through this offering.

Item 2. OTHER INFORMATION

There is no information required to be disclosed in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but not reported.

Item 3: UNAUDITED FINANCIALS FOR PERIOD ENDED JUNE 30, 2023

Apis Cor Inc.

Balance Sheets

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$239,896	$480,985
Accounts receivable	—	747
Prepaid expenses	44,676	6,646
Due from stockholder	13,294	10,025
Other current assets	68,566	23,245
Total current assets	366,432	521,648

Non-current assets
Property and equipment, net	1,226,125	833,388
Operating lease right-of-use assets	192,027	153,724
Loans receivable from stockholder	118,208	120,000
Equipment deposit	13,590	—
Security deposits	25,833	19,596
Total assets	$1,942,215	$1,648,356

LIABILITIES AND STOCKHOLDERS' CAPITAL
Liabilities
Current liabilities
Accounts payable and accrued expenses	$17,300	$13,265
Customer deposits	512,927	84,066
Equipment loans payable	77,831	38,912
Operating lease liabilities, current portion	120,947	107,054
Other current liabilities	132	16,878
Total current liabilities	729,137	260,175

Long-term liabilities
Equipment loans payable, non-current	388,520	188,561
Operating lease liabilities, non-current	58,242	37,933
Total liabilities	1,175,899	486,669

Stockholders' capital
Preferred stock, $0.00001 par value, 100,000,000 authorized,
33,347,232 shares issued and outstanding, respectively	333	333
Common stock, $0.000000827 par value, 400,000,000 authorized,
104,355,026 and 103,498,023 shares issued, and 97,302,560 and
96,445,557 shares outstanding, respectively	86	85
Additional paid-in capital	5,074,992	4,358,953
Treasury stock, 7,052,466 shares, at cost	(71)	(71)
Stock issuance costs
Accumulated deficit	(4,309,024)	(3,197,613)
Total stockholders' capital	766,316	1,161,687

Total liabilities and stockholders' capital	$1,942,215	$1,648,356

Apis Cor Inc.

Statements of Operations

(Unaudited)

	For the Six months Ended June 30,	For the Six months Ended June 30,
	2023	2022
REVENUE
Training programs	$8,142	$22,473

EXPENSES
Payroll and related expenses	455,943	149,083
Research and development	210,647	59,176
Advertising and Marketing	129,111	161,730
Other general and administrative	94,671	57,273
Professional fees	75,355	238,945
Facility and maintenance expense	75,247	87,039
Depreciation	42,632	22,014
Travel and entertainment	28,818	13,570
Total operating expenses	1,112,424	788,830

LOSS FROM OPERATIONS	(1,104,282)	(766,357)

OTHER INCOME (EXPENSES)
Loss on disposal of asset	—	(2,202)
Interest expense	(8,212)	(7,205)
Interest income	1,083	893

NET LOSS	$(1,111,411)	$(774,871)

Apis Cor Inc.

Statements of Stockholders’ Equity (Deficit)

(Unaudited)

For the Six months Ended June 30, 2023 and 2022

	Preferred Stock $0.00001 par value		Common Stock, $0.000000827 par value		Additional paid-in	Treasury Stock		Accumulated
	Shares	Amount	Shares	Amount	capital	Shares	Amount	Deficit	Total

December 31, 2021	—	$—	100,749,520	$83	$36	7,052,466	$(71)	$(1,658,701)	$(1,658,653)

Stock-based compensation	—	—	—	—	4	—	—	—	4

Stock issued, net of offering costs	—	—	1,028,227	1	766,815	—	—	—	766,816

Net loss	—	—	—	—	—	—	—	(774,871)	(774,871)

June 30, 2022	—	$—	101,777,747	$84	$766,855	7,052,466	$(71)	$(2,433,572)	$(1,666,704)

December 31, 2022	33,347,232	$333	103,498,023	$85	$4,358,953	7,052,466	$(71)	$(3,197,613)	$1,161,687

Stock-based compensation	—	—	—	—	18	—	—	—	18

Stock issued, net of offering costs	—	—	857,003	1	716,021	—	—	—	716,022

Net loss	—	—	—	—	—	—	—	(1,111,411)	(1,111,411)

June 30, 2023	33,347,232	$333	104,355,026	$86	$5,074,992	7,052,466	$(71)	$(4,309,024)	$766,316

Apis Cor Inc.

Statements of Cash Flows

(Unaudited)

	6 Months Ending June 30,	6 Months Ending June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(1,111,411)	$(774,871)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation	42,632	22,014
Accrued interest on convertible notes payable	—	1,635
Loss on disposal of equipment	—	2,202
Stock-based compensation	18	4
Changes in working capital components:
Accounts receivable	747	11,469
Prepaid expenses	(38,030)	2,026
Other current assets	(45,321)	—
Operating lease right-of-use assets	(4,101)	1,082
Security deposits	(6,237)	—
Accounts payable and accrued expenses	4,035	(59,743)
Customer deposits	428,861	120,795
Other current liabilities	(16,746)
Net cash used by operating activities	(745,553)	(673,387)

Cash flows from investing activities:
Purchases of property and equipment	(435,369)	(159,266)
Disposals of property and equipment	—	42,000
Equipment deposit	(13,590)	—
Net cash used by investing activities	(448,959)	(117,266)

Cash flows from financing activities:
Proceeds from equipment loans payable	262,350	55,734
Repayments on equipment loans payable	(23,472)	(41,173)
Net loans to and repayments from stockholders	(1,477)	(3,134)
Proceeds from issuance of common stock from Reg A+ offering	—	1,028,227
Proceeds from issuance of common stock, net of costs from Reg CF offering	799,317	—
Capital raise costs	(83,295)	(153,987)
Net cash provided by financing activities	953,423	885,667

Net change in cash	(241,089)	95,014
Cash, beginning of year	480,985	65,514
Cash, end of period	$239,896	$160,528

Supplemental and non-cash disclosures
Cash paid for interest	$8,212	$5,570
Operating lease right of use asset and liability recorded
on adoption of ASC 842	$—	$241,287
Right-of-use asset obtained in exchange for new operating lease obligation	$92,733	$—
Recognition of Deferred Offering costs	$—	$107,424

Note A – Nature of Business and Organization

Apis Cor Inc. (the “Company”) was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has printed several developmental structures in addition to development of on-demand 3D printing training courses and live seminar and workshop offerings. The Company and has begun sales of its 3D printing equipment in 2023.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Adopted Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board (“FASB”) are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards, other than the ones described below, that it believes merit further discussion as the Company expects that none would have a significant impact on its financial statements.

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The Company has elected the package of practical expedients permitted in Accounting Standards Codification (ASC) 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 (a) a lease liability of approximately $241,000, which represents the present value of the remaining lease payments of approximately $266,000, discounted using the Company's incremental borrowing rate of 8.00%, and (b) a right- of-use asset approximately of $241,000.

Effective January 1, 2022, the Company adopted the ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments by eliminating the cash conversion and the beneficial conversion feature. The adoption did not have an impact on beginning equity.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At June 30, 2023 and 2022, there were no cash equivalents.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a regular basis to determine collectability. Balances that are determined to be uncollectible are written off to the allowance for doubtful accounts. As of June 30, 2023 and 2022, management determined that no allowance for doubtful accounts was needed.

Deferred Offering Costs

Deferred offering costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with an offering. These costs are recognized as an offset against the proceeds upon consummation of an offering or to expense if the offering is not completed. As of June 30, 2023 and 2022, the Company had no deferred offering costs related to the Company’s offerings of its common stock. The balance related to fiscal 2021 was offset against proceeds from the sale of common stock in 2022.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight- line method of depreciation is used over the following estimated useful lives:

Production equipment: 8-15 years

Vehicles and trailers: 8-10 years

Computers and equipment: 5 years

Furniture & fixtures: 7 years

Leasehold improvements: Life of lease

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposal of assets are recorded in the year of disposition.

Leases

The Company determines if an arrangement is a lease at inception. The Company’s manufacturing space is included in the balance sheet at June 30, 2023 and 2022 as an operating lease Right-of-use (“ROU”) assets, Right-of-use liabilities, current portion, and Right-of-use liabilities, non-current.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building, live training program or delivery of equipment. As of June 30, 2023 and 2022, customer deposits totaled approximately $513,000 and $161,000, respectively.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company’s revenues are currently generated from sales of 3D printing equipment, 3D printed structures, on- demand training courses and live seminars. These services predominantly contain a single performance obligation, and revenue for such sales is recognized when the customer obtains control, which is typically when the product is delivered or the service is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company’s primary revenue sources:

3D Printing Equipment

3D printing equipment includes proprietary structural 3D robotic printers and 3D print delivery systems comprised of proprietary mixing and pump machines. By means of the Company’s equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold though the Company. The revenue is typically earned upon delivery and the customer takes control of the equipment.

3D Printed Structures

3D printed structure revenue is generated from single projects. These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. The projects are scoped using a combination of variable and hourly expenses and fixed fee services. The revenue is typically earned upon completion and the customer takes control of the structure.

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live seminar formats. Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer and when live seminar is completed.

Payment terms and conditions vary, although terms generally require advance deposits paid in full for 3D printing equipment and for other sales and services, payment at the time of the sale or performance of the service are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component.

Performance Obligations

A performance obligation is a distinct good, service, or bundle of goods and services promised in a contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

When contracts with customers require significant and complex integration, contain goods or services which are highly interdependent or interrelated, or are goods or services which significantly modify or customize other promises in the contracts and, therefore, are not distinct, then the entire contract is accounted for as a single performance obligation. For any contracts with multiple performance obligations, the contract’s transaction price is allocated to each performance obligation based on the estimated relative standalone selling price of each distinct good or service in the contract. For product sales, each product sold to a customer typically represents a distinct performance obligation.

Performance obligations are satisfied as of a point in time or over time. The timing of satisfying the performance obligation is typically indicated by the terms of the contract. As of June 30, 2023 and December 31, 2022, respectively, $1,323,000 and $0 of performance obligations is expected to be recognized as revenue over the next year. Future contract modifications could affect both the timing and the amount of the remaining performance obligations.

The Company recognizes the incremental costs incurred to obtain or fulfill a contract with a customer as an asset when these costs are recoverable. These costs consist primarily of sales commissions and bid/proposal costs. Costs to obtain or fulfill a contract are capitalized and amortized to revenue over the period of contract performance. As of June 30, 2023 and December 31, 2022, respectively, there were no costs to obtain or fulfill a contract recorded in the Company's statements of financial position.

Contract Balances

Contract assets relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

The following table presents the location and amount of contract balances in the Company's statements:

	Location of contract balances	June 30, 2023	December 31, 2022
Contract assets - current	Accounts receivable - net	$—	$—
Contract liabilities - current	Customer deposits	402,000	—

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter “product”) or a new process or technique (hereinafter “process”) or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use.

It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.

Per ASC 730, Research and Development, the Company expenses research and development cost as incurred. Research and development costs for the six months ended June 30, 2023 and 2022, was approximately $211,000 and $59,000, respectively.

Advertising and Marketing

Advertising and Marketing costs are expensed when incurred. During the six months June 30, 2023 and 2022, advertising and marketing related expenses were approximately $129,000 and $162,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of June 30, 2023 and 2022, respectively. The Company’s 2022 and 2021 tax years are open for examination for federal and state taxing authorities.

Offering Memorandum

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission to proceed with the public offering of its securities (the “Offering”). The Offering permits the Company to offer and sell 35,000,000 shares of common stock at $1.00 price per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this offering. There is presently no public market for the Company’s securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales.

During 2022 the Company launched an additional Regulation Crowdfunding offering to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its Common Stock at $1.00 price per share. In connection with the capital raise, the Company entered into an agreement with a funding portal for processing, transfer agent and other services.

Note C – Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At June 30, 2023, the Company had an accumulated deficit of approximately $4,309,000. The net cash used in operating activities for the six months ended June 30, 2023 totaled approximately $733,000.

Sales of its 3D printers commenced in 2023, and that with additional financing from private and public offerings of its common stock, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

Note D – Property and Equipment

Property and equipment consist of the following:

	June 30, 2023	December 31, 2022
Production equipment	$635,932	$346,045
Vehicles and trailers	185,217	179,743
Computers and equipment	38,174	22,946
Furniture & fixtures	29,371	26,508
Construction in progress	426,914	309,792
Leasehold improvements	23,576	18,781
Total property and equipment	1,339,184	903,815
Less: accumulated depreciation	(113,059)	(70,427)
Property and equipment, net	$1,226,125	$833,388

For the six months ended June 30, 2023 and 2022, respectively, total depreciation expense was approximately $42,632 and $22,014. At June 30, 2023 and December 31, 2022, there was approximately $269,000 and $251,000, respectively, in property and equipment that had not yet been placed in service.

Note E - Loans Receivable from Stockholder

On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with a new maturity date of April 15, 2025. As of June 30, 2023 and 2022, accrued interest of $320 and $427, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of June 30, 2023 and 2022, accrued interest of $466 and $466, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of June 30, 2023, accrued interest of $297 was paid by the stockholder and is recorded in interest income in the financial statements.

Note F – Equipment Loans Payable

On September 28, 2020, the Company purchased equipment and entered into a loan in the amount of $36,933. This loan has a 75-month term with an interest rate of 7.24% and a monthly payment of $615. As of February 2022, the equipment was traded-in on new equipment and the loan was satisfied. Interest expense paid during the six months ended June 30, 2023 and 2022 totaled $0 and $368, respectively. As of June 30, 2023 and December 31, 2022, respectively, the outstanding principal balance was $0.

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,225. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the six months ended June 30, 2023 and 2022, respectively, totaled $225 and $294. As of June 30, 2023 and December 31, 2022, respectively, the outstanding principal balance was $3,930 and $4,638, with $1,530 and $1,453 of the total payable recorded as a current liability.

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the six months ended June 30, 2023 and 2022, respectively, totaled $2,372 and $2,822. As of June 30, 2023 and December 31, 2022, respectively, the outstanding principal balance was $73,801 and $81,472 with $16,056 and $15,578 of the total payable recorded as a current liability.

On February 14, 2022, the Company purchased equipment paid in part with value from trade-in equipment and entered into a loan in the amount of $55,734. This loan has a 75-month term with an interest rate of 10.49% and a monthly payment of $1,016. Interest expense paid during the six months ended June 30, 2023 and 2022, respectively. totaled $2,552 and $1,926. As of June 30, 2023 and December 31, 2022, respectively, the outstanding principal balance was $46,697 and $50,243 with $7,645 and $7,268 of the total payable recorded as a current liability.

On August 28, 2022, the Company purchased equipment and entered into a loan in the amount of $29,546. This loan has a 75-month term with an interest rate of 7.94% and a monthly payment of $503. Interest expense paid during the six months ended June 30, 2023 and 2022, respectively, totaled $1,106 and $0. As of June 30, 2023 and December 31, 2022, respectively, the outstanding principal balance was $26,805 and $28,714 with $4,043 and $3,891 of the total payable recorded as a current liability.

On September 13, 2022, the Company purchased equipment and entered into a loan in the amount of $34,345. This loan has a 54-month term with an interest rate of 7.03% and monthly payments of $99 for the first six months and $809 for the remaining 48 months. Delivery of the equipment occurred in 2023. Interest expense paid during the six months ended June 30, 2023 and 2022, respectively, totaled $290 and $0. As of June 30, 2023 and December 31, 2022, respectively, the outstanding principal balance was $31,911 and $34,345 with $7,704 and $5,710 of the total payable recorded as a current liability.

On September 15, 2022, the Company purchased equipment and entered into a loan in the amount of $29,250. This loan has a 60-month term with an interest rate of 8.48% and a monthly payment of $600. Interest expense paid during the six months ended June 30, 2023 and 2022, respectively, totaled $1,144 and $0. As of June 30 2023 and December 31, 2022, respectively, the outstanding principal balance was $25,604 and $28,060 with $5,221 and $5,011 of the total payable recorded as a current liability.

On April 18, 2023, the Company purchased equipment and entered into a loan in the amount of $262,350. This loan has a 72-month term with an interest rate of 10.10% and a monthly payment of $4,781 with interest charged prior to delivery. Delivery of the equipment occurred in July 2023. Interest expense paid during the six months ended June 30, 2023 totaled $525. As of June 30 2023, the outstanding principal balance was $257,603 with $35,632 of the total payable recorded as a current liability.

The aggregate future maturities of notes payable as of June 30, 2023 is as follows for the years ended December 31:

Years Ending December 31,	Amount
2023 (July through December)	39,124
2024	79,108
2025	86,057
2026	92,016
2027	84,229
2028	62,668
Thereafter	23,149
$466,351

Note G – SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any.

A key event that will cause conversion of these agreements into future equity includes an Equity Financing as follows:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price.

As of June 30, 2022 the Company had raised $1,930,000 through these SAFE contracts.

Effective September 1, 2022, the Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Equity Financing terms were met and SAFEs automatically convert into shares of the Company’s preferred stock.

The Company had raised $2,930,000 through these SAFE contracts and issued 30,585,060 shares of Preferred Stock related to conversion of the SAFEs. (See Note I)

Note H – Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the “Notes”). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. A key event that will cause conversion of these agreements into future equity include a Qualifying Financing as follows:

of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company’s fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the “Conversion Price”). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the “Total Number of Shares”).

As of December 31, 2020, the Company had raised $160,000 through these convertible notes with maturity dates ranging from November 11, 2021 to June 20, 2022. During the fiscal year ended December 31, 2020, the Company also issued $9,800 in convertible notes payable for research and development services.

Interest expense accrued at June 30, 2022 was $6,239. As of June 30, 2022 the Company had raised $169,800 through these convertible notes.

Effective September 1, 2022, the Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Qualified Financing terms were met and Convertible Notes Payable automatically convert into shares of the Company’s common stock and/or preferred stock.

The Company issued 2,762,172 shares of Preferred Stock and 1,112,062 of Common Stock related to conversion of the total principal and accrued interest of $176,609 from Convertible Notes Payable. (See Note I)

Note I – Stockholders’ Capital

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporations which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated to Preferred Stock. Such designation, rights and preferences may be determined from time-to-time by the Company’s board of directors and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.

During 2022, the Company issued 33,347,232 shares of Preferred Stock pursuant to the conversion of the SAFEs and Convertible notes Payable. (See Notes G and H)

Additionally, pursuant to the 2021 Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock resulting in par value of $0.000000827 per share. Immediately following this stock split 7,052,466 shares were redeemed for $71 to be held as treasury stock until duly issued by the Company.

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the “Regulation A+ Offering”). The Regulation A+ Offering permits the Company to offer and sell 35,000,000 shares of common stock at a purchase price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

There are no underwriting fees associated with this Regulation A+ Offering. The Company has engaged a fully regulated broker-dealer at a 3% commission of all sales. As of June 30, 2023 and December 31, 2022, respectively, the Company issued 1,171,827 shares of common stock at a purchase price of $1 per share and recognized $290,921 of offering costs, which reduced additional paid-in capital, related to the Company’s Regulation A+ Offering.

During 2022 the Company launched an additional Regulation Crowdfunding offering to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its Common Stock at a purchase price of $1.00 per share. In connection with the capital raise, the Company entered into an agreement with a funding portal for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering with 6% of the net proceeds held in escrow for up to six months following the close of the offering. As of June 30, 2023 and December 31, 2022, respectively, deposits held totaled $68,566 and $23,245 and is recorded in other current assets in the financial statements. The funding portal is also to receive 3% commission paid in equity at the same rate as the offering upon completion of the offering after final proceeds are determined.

As of June 30, 2023 and December 31, 2022, respectively, the Company sold 1,321,617 and 464,614 shares of common stock under the Regulation Crowdfunding for net proceeds, after platform commissions and related costs, of $1,204,512 and $405,196 and offering related costs, which reduced additional paid-in capital, of $83,295 and $34,646, respectively. The Company will also be required to provide various physical good perks offered to investors based on the amount invested.

Note J – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the “2021 Plan”). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company’s growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were used to determine the fair value of the stock options for the six months ended June 30:

	2023	2022
Estimated fair value of underlying stock at grant date	$0.00001 - $1.00	$0.00001 - $1.00
Exercise price	$0.00001 - $1.00	$0.00001 - $1.00
Expected life	10 years	10 years
Risk-free interest rates	1.52% - 3.59%	1.52% - 2.78%
Volatility	0%	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to approximately $18 and $4 for the six months ended June 30, 2023 and 2022, respectively. At June 30, 2023 and 2022, respectively, there was approximately $137,566 and $4,846 of unrecognized stock-based compensation expense.

A summary of the status of the Company's outstanding stock options as of June 30, 2023 and 2022 and changes during the six months ended June 30, 2023 and 2022 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2021	5,142,426	$0.00001
Granted	40,000	1.00000
Exercised	—	—
Forfeited	(1,007,496)	(0.00001)
Outstanding at December 31, 2022	4,147,930	0.00959
Granted	550,000	1.00000
Exercised	—	—
Forfeited	(120,000)	(1.00000)
Outstanding December 31, 2022	4,604,930	0.10207

A summary of the status of the Company's outstanding stock options as of June 30, 2023 is as follows:

Exercise Price	Shares	Contractual Life (Days)
$0.00001	4,134,930	3,015
$1.00000	470,000	3,093
$0.00959	4,604,930	3,069

Note K – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the year ended December 31, 2022 since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company’s net deferred tax assets are as follows as of December 31:

2022
Net operating loss carry forward	$606,467
Property and equipment	(106,279)
Capitalized research and	26,967
Valuation allowance	(527,155)
Net deferred tax asset	$—

At December 31, and 2022, the Company had federal net operating loss carryforwards of approximately $2,888,000. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company’s federal and state blended tax rate was 21.00%.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at June 30, 2023.

Note L – Operating Leases

In April 2021, the Company entered into a lease agree for manufacturing space in Melbourne, Florida from an unrelated party with monthly base payments of approximately $7,280 plus variable lease costs including applicable sales taxes and common area maintenance costs subject to change at the beginning of each calendar year to make equal to the actual costs for the previous calendar year. The lease matures in April 2024. The base rent is subject to a fixed increase every year of approximately 3%.

In April 2023, the Company entered into a lease agree for additional warehouse space in Melbourne, Florida from an unrelated party with monthly base payments of approximately $2,268 plus variable lease costs including applicable sales taxes and common area maintenance costs subject to change at the beginning of each calendar year to make equal to the actual costs for the previous calendar year. The lease matures in March 2026. The base rent is subject to a fixed increase every year of approximately 3%.

As of June 30, 2023 and December 31, 2022, respectively, the Company recorded right-of-use assets of $192,027 and $153,724 and total lease liabilities of $179,189 and $144,987 based on weighted average discount rates of 8.0% to 10% at lease inception.

The ROU assets and operating lease liabilities are recorded in the balance sheets as follows:

	June 30, 2023	December 31, 2022
Operating lease ROU Assets	$334,020	$241,287
Less accumulated reduction	(141,993)	(87,563)
Balance of ROU assets	$192,027	$153,724

Operating lease liabilities	$334,020	$241,287
Reduction of lease liabilities	(154,831)	(96,300)
Balance of lease liabilities	$179,189	$144,987

Total rent expense, including operating expenses related to these properties, for the six months ended June 30, 2023 and 2022, respectively, was $69,072 and $80,452.

Maturities of lease liabilities as of June 30, 2023 is as follows for the years ended December 31:

Years Ending December 31,	Amount
2023 (July through December)	$75,421
2024	74,317
2025	36,584
2026	9,199
2067	—
2028	—
Thereafter	—
Future minimum lease payments	195,521
Less: imputed interest	(16,332)
Present value of lease payments	$179,189

As of June 30, 2022, the weighted average remaining lease term was 1.79 years, and the weighted average discount rate was 6.05%.

Note M – Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note N – Subsequent Events

Subsequent to the date of the balance sheet, the Company issued an additional 373,494 of common stock at a purchase price of $1 per share under the Regulation Crowdfunding for net proceeds, after platform commissions and related costs, of $347,447 and offering related costs of $24,229 which reduced additional paid-in capital.

On September 1, 2023, the Company entered into a loan in the amount of $148,130 to purchase equipment in the amount of approximately $185,200. This loan has a 72-month term with an interest rate of 9.37% and a monthly payment of $2,698 beginning October 1, 2023.

On September 20, 2023, the Company entered into a lease agreement commencing October 1, 2023 for 6,816 square feet of additional manufacturing and warehouse space in Melbourne, Florida from an unrelated party with monthly base payments of approximately $6,810 plus variable lease costs including applicable sales taxes and common area maintenance costs subject to change at the beginning of each calendar year to make equal to the actual costs for the previous calendar year. The lease matures in September 2024 with options to renew for an additional one or two year term. The base rent is subject to a fixed increase every year of approximately 3%.

EXHIBITS

Exhibit Index

Exhibit 2A: Amended and Restated Certificate of Incorporation

Exhibit 2B: Bylaws of Apis Cor Inc.

Exhibit 4: Subscription Agreement

Exhibit 8: Escrow Agreement with Wilmington Trust National Association

Signature Page

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of the Issuer as specified in its Charter): Apis Cor Inc.

By:

s/Anna Cheniuntai

Anna Cheniuntai, Chief Executive Officer

Date: September 27, 2022

Location Signed: City of Melbourne, FL

s/Nikita Cheniuntai

Nikita Cheniuntai, Chief Technology Officer

Date: September 27, 2022

Location Signed: City of Melbourne, FL

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and in the dates indicated.

s/Anna Cheniuntai

Anna Cheniuntai, Chief Executive Officer

Date: September 27, 2022

Location Signed: City of Melbourne, FL

s/Nikita Cheniuntai

Nikita Cheniuntai, Chief Technology Officer

Date: September 27, 2022

Location Signed: City of Melbourne, FL